UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 22, 2022

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On November 22, 2022, ArcelorMittal issued the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated November 22, 2022, announcing that ArcelorMittal has completed the pricing of its offering of US$1.2 billion aggregate principal amount of its 6.550% notes due 2027 and US$1.0 billion aggregate principal amount of its 6.800% notes due 2032.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated November 22, 2022, announcing that ArcelorMittal has completed the pricing of its offering of US$1.2 billion aggregate principal amount of its 6.550% notes due 2027 and US$1.0 billion aggregate principal amount of its 6.800% notes due 2032.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: November 22, 2022

By: /s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary & Group Compliance & Data Protection Officer